

December 4, 2013

<u>Via E-mail</u>
Brian Lee
Chief Financial Officer
Scorpio Tankers Inc.
9, Boulevard Charles III
Monaco 98000

> **Re:** **Scorpio Tankers Inc.**
> **Form 20-F for the year ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 001-34677**

Dear Mr. Lee:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F</u>

<u>Quantitative And Qualitative Disclosures About Market Risks, page 98</u>

<u>Spot Market Rate Risk, page 98</u>

1. Given the significant volatility in time charter rates as disclosed in the chart on page 32, and your statement on page 31 that spot market rates experience more volatility than time charter rates, we believe you should revise your spot market risk disclosures to provide a more robust discussion of the trends in spot market rates in recent years, how these rates compare to average historical rates, the effect of such volatility on your results of operations and your expectations for spot market rates in the future.

Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-8

15. Related party transactions, page F-31

2. We note your disclosure in footnote 3 to Note 15 that you believe the technical
    management fees paid in recent years to SSM are at market rates because they were the
    same rates charged to other vessels managed by SSM. This disclosure appears to
    contradict the following sentence which indicates that the rates you pay are lower than
    those charged to third parties by SSM. Please clarify. In this regard, to the extent you
    have paid materially less than what a non-related party would have paid, please revise
    your financial statements to disclose the amount of expense you would have recorded if
    the related party relationship did not exist.

Exhibits, page 103

3. We note that as of December 31, 2012 you had $23.4 million outstanding on the STI
    Spirit Credit Facility. Please file this agreement as an exhibit to your next Exchange Act
    report or tell us why this is not necessary.

4. We note on page 12 that you have entered into contracts with Hyundai Mipo Dockyard
    Co. Ltd., or HMD, SPP Shipbuilding Co., Ltd., or SPP, Hyundai Samho Heavy Industries
    Co. Ltd., or HSHI and Daewoo Shipbuilding & Marine Engineering Co., Ltd., or DSME
    for the construction of 33 newbuilding vessels. Please file these contracts as exhibits to
    your next Exchange Act report or tell us why this is not necessary.

Form 6-K filed October 29, 2013

5. We note that you plan to contribute $1.9 million in cash and all of your VLGC vessels to
    Dorian in exchange for 30% of Dorian's common shares. We further note that Dorian is
    expected to complete an initial public offering during 2014. Given that Dorian is not a
    publicly listed company and therefore does not have stock quotes readily available,
    please tell us how you plan to value the shares received in this transaction. Your
    response should address how the value of the shares, as determined, compares with the
    value of the VLGC vessels provided to Dorian, along with the cash contribution. Please
    include in your response how you plan to account for your investment in Dorian.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief